Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2018 INTERIM RESULT ANNOUNCEMENT

The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2018. This announcement, containing the full text of the 2018 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of interim results. Printed version of the Company’s 2018 Interim Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.gsrc.com on 22 August 2018 and will be despatched to holders of H shares of the Company as soon as practicable.

IMPORTANT NOTICE

1.

The Board, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that the contents of this interim report are authentic, accurate and complete, and there are no misrepresentations, misleading statements or material omissions in this interim report, and severally and jointly accept the related legal responsibility.

2.	All Directors of the Company attended the meeting of the Board considering this interim report.

3.	The financial statements contained in this interim report have been prepared in accordance with the International Financial Reporting Standards and have not been audited.

4.

Wu Yong, Chairman of the Board of the Company, Hu Lingling, Managing Director, Tang Xiangdong, Chief Accountant, and Lin Wensheng, Chief of Finance Department hereby warrant the authenticity, accuracy and completeness of the financial statements contained in this interim report.

5.	The Board of the Company decided not to distribute any profit or transfer any common reserve to increase share capital during the reporting period.

6.	Declaration of Risks with Respect to the Forward-looking Statements

Forward-looking statements including future plans and development strategies contained in this interim report do not constitute any actual commitments to the investors of the Company. Investors are advised to consider the risks.

7.	Is there any non-regular appropriation of funds by the controlling shareholders or their related parties.

No

8.	Is there any violation of the decision-making procedures with respect to the provision of external guarantee.

No

9.	Notice of Material Risks

This interim report contains details of potential risks in the future. Please read “Potential risks” in the chapter “Report of Directors (Including Management’s Discussion and Analysis)”.

		Contents
Chapter 1	Definitions	6

Chapter 2	Company Profile and Major Financial Indicators	7

Chapter 3	Summary of the Company’s Business	10

Chapter 4	Report of Directors (Including Management’s Discussion and Analysis)	12

Chapter 5	Matters of Importance	25

Chapter 6	Changes in Ordinary Share and Particulars of Shareholders	40

Chapter 7	Information of Preference Shares	45

Chapter 8	Directors, Supervisors, Senior Management and Employees	46

Chapter 9	Information of Corporate Bonds	48

Chapter 10	Financial Statements	49

Chapter 11	Documents Available for Inspection	88

Chapter 1

Definitions

In this report, unless the context otherwise requires, the expressions stated below have the following meanings:

the Company, Guangshen Railway reporting period, current period same period last year	Guangshen Railway Company Limited 6 months from January 1 to June 30, 2018 6 months from January 1 to June 30, 2017

A Share	Renminbi-denominated ordinary shares of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi

H Share	Overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the SEHK for subscription in Hong Kong dollars

ADS	U.S. dollar-denominated American Depositary Shares representing ownership of 50 H shares issued by depository bank (Trustee) in the United States under the authorization of the Company

CSRC	The China Securities Regulatory Commission

SSE	The Shanghai Stock Exchange

SEHK	The Stock Exchange of Hong Kong Limited

NYSE	The New York Stock Exchange

SFO	The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

Listing Rules	The Rules Governing the Listing of Securities on SEHK and/or the Rules

Governing the Listing of Stocks on SSE (as the case may be)

Articles	The articles of association of Guangshen Railway Company Limited

CRC	China Railway Corporation

GRGC, largest shareholder	China Railway Guangzhou Group Co., Ltd.

GZIR	Guangdong Guangzhou Intercity Rail Transportation Company Limited

WGPR	Wuhan-Guangzhou Passenger Railway Line Co., Ltd.

GSHER	Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited

GZR	Guangzhou-Zhuhai Railway Company Limited

XSR	Xiamen-Shenzhen Railway Company Limited

GSR	Ganzhou-Shaoguan Railway Company Limited

GGR	Guiyang-Guangzhou Railway Company Limited

NGR	Nanning-Guangzhou Railway Company Limited

PRDIR	Guangdong Pearl River Delta Inter-city Railway Traffic Company Limited

GUANGSHEN RAILWAY     2018 INTERIM REPORT

Chapter 2

Company Profile and Major Financial Indicators

I.	COMPANY INFORMATION

Chinese name of the Company	廣深鐵路股份有限公司
Chinese name abbreviation of the Company	廣深鐵路
English name of the Company	Guangshen Railway Company Limited
Legal representative of the Company	Wu Yong

II.	CONTACT PERSON AND CONTACT INFORMATION

	Secretary to the Board	Representative of Securities Affairs
Name	Guo Xiangdong	Deng Yanxia
Contact Address	No. 1052 Heping Road, Luohu District,	No. 1052 Heping Road, Luohu District,
	Shenzhen, Guangdong Province	Shenzhen, Guangdong Province
Tel.	(86) 755-25588150	(86) 755-25588150
Fax.	(86) 755-25591480	(86) 755-25591480
E-mail	ir@gsrc.com	ir@gsrc.com

III.	CHANGES IN BASIC INFORMATION

Company’s Registered Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of Company’s Registered Address	518010
Place of Business	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of the Company’s Place of Business	518010
Company Website	http://www.gsrc.com
E-mail	ir@gsrc.com

IV.	CHANGES IN INFORMATION DISCLOSURE AND RESERVE ADDRESS

Newspapers specified by the Company for information disclosure	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites specified by CSRC to publish the interim report	http://www.sse.com.cn http://www.hkexnews.hk
http://www.gsrc.com
Reserve address of the Company’s interim report	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province

V.	SHARES INFORMATION OF THE COMPANY

Type of the Shares	Stock Exchange	Stock Short Name	Stock Code
	of listed shares
A Share	SSE	廣深鐵路	601333
H Share	SEHK	GUANGSHEN RAIL	00525
ADS	NYSE	—	GSH

VI.	OTHER RELEVANT INFORMATION

☒  Applicable    ☐  Not Applicable

The Company’s Accounting firm (domestic)	Name	PricewaterhouseCoopers Zhong Tian LLP
	Office Address	11/F PricewaterhouseCoopers Center, Link Square 2,202 Hu Bin Road, Huangpu District, Shanghai, China
	Name of signing auditors	Yao Wenping, Liu Jingping

The Company’s Accounting firm (overseas)	Name	PricewaterhouseCoopers
	Office Address	22nd Floor, Prince’s Building, Central, Hong Kong
Legal advisor as to PRC law	Name Office Address	Beijing Grandway Law Office 12/F, Block C, Skyworth Building, 8 South One Street, Hi-Tech Zone, Nanshan District, Shenzhen
Legal advisor as to Hong Kong law	Name Office Address	Cleary Gottlieb Steen & Hamilton (Hong Kong) 37th Floor, Hysan Place, 500 Hennessy Road, Hong Kong
Legal advisor as to United States law	Name Office Address	Jones Day 31st Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong

Registrar for A Share	Name	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Office Address	36th Floor, China Insurance Building, No. 166 Lujiazui East Road, Pudong New District, Shanghai

Registrar for H Share	Name	Computershare Hong Kong Investor Services Limited
	Office Address	Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong

Depository	Name Office Address	JPMorgan Chase Bank, N.A. 13th Floor, No. 4 New York Plaza, New York, USA

Principal banker	Name Office Address	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch 1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, China

GUANGSHEN RAILWAY     2018 INTERIM REPORT

VII.	MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS OF THE COMPANY

	(Unit: RMB thousand)
Total assets	34,504,352	33,994,238	1.50
Net assets (excluding interests of minor shareholder)	28,722,406	28,684,677	0.13
Net assets per share (RMB/Share)	4.05	4.05	—

			Increase/
			decrease
			for the
			reporting
			period
			compared
	Reporting		with the
	period		same period
	(From January	Same period	last year
	to June)	last year	(%)
Total revenue	9,527,773	8,411,982	13.26
Total operating expenses	8,654,884	7,744,618	11.75
Profit from operations	866,676	671,230	29.12
Profit before tax	873,167	672,973	29.75
Consolidated profit attributable to shareholders	654,085	508,716	28.58
Basic earnings per share (RMB/Share)	0.09	0.07	28.57
Earnings per ADS (RMB/Unit)	4.62	3.59	28.69
Net cash inflows from operating activities	1,455,294	1,243,026	17.08
Net cash inflows from operating activities per share (RMB/Share)	0.21	0.18	16.67

VIII.	DIFFERENCE OF ACCOUNTING DATA UNDER CHINESE AND INTERNATIONAL ACCOUNTING STANDARDS

☐  Applicable    ☒  Not Applicable

Chapter 3

Summary of the Company’s Business

I.	PRINCIPAL ACTIVITIES, BUSINESS MODEL AND INDUSTRY FACT SHEET DURING THE REPORTING PERIOD

(1)	Principal Activities and Business Model

During the reporting period, as a railway transport enterprise, the Company is mainly engaged in railway passenger and freight transportation businesses in the PRC and the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, as well as the provision of railway operation services for commissioned transportation for other railway companies such as WGPR, GZIR, GSHER, GZR, XSR, GSR, NGR, GGR and PRDIR.

(2)	Industry Fact Sheet

Being the heart of the nation’s economy, a key aspect of infrastructure, a significant project for people’s livelihoods, a backbone of an integrated transportation system and one of the main methods of transportation, railway is of crucial importance for nation’s economic and social development. Since the approval for implementation of Medium to Long Term Plan for Railway Network Development by the State Council in 2004, railway in China has developed rapidly. With the completion and commencement of a series of high-speed railways and inter-city railways in recent years, on the whole, the tight capacity of railway in China has been alleviated, the bottle-neck restriction has been eliminated and the economic and social development needs have, in general, been met. By the end of 2017, the national railway in operation reached 127,000 kilometers; while the high-speed railway in operation ran over 25,000 kilometers.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

II.	EXPLANATION OF THE SIGNIFICANT CHANGE IN THE MAJOR ASSETS OF THE COMPANY DURING THE REPORTING PERIOD

☒  Applicable    ☐  Not Applicable

For the explanation of the significant change in the major assets of the Company during the reporting period, please read “Analysis of assets and liabilities” in the chapter “Report of Directors (Including Management’s Discussion and Analysis)” in this interim report.

III.	ANALYSIS OF CORE COMPETITIVE EDGES DURING THE REPORTING PERIOD

☐  Applicable    ☒  Not Applicable

During the reporting period, no significant changes were made for the Company’s core competitive edges.

Chapter 4

Report of Directors (Including Management’s Discussion and Analysis)

I.	DISCUSSION AND ANALYSIS ON THE OPERATION OF THE COMPANY DURING THE REPORTING PERIOD

In the first half of 2018, the operating revenues of the Company were RMB9,528 million, representing an increase of 13.26% from RMB8,412 million of the same period last year, among which revenues from passenger transportation, freight transportation, railway network usage and other transportation services, and other businesses were RMB4,012 million, RMB865 million, RMB4,245 million and RMB405 million respectively, accounting for 42.11%, 9.08%, 44.56% and 4.25% of the total revenues respectively. Profit from operations was RMB867 million, representing an increase of 29.12% from RMB671 million of the same period last year; consolidated profit attributable to shareholders was RMB654 million, representing an increase of 28.58% from RMB509 million of the same period last year.

(1) Analysis of principal operations

1. Analysis of Changes in items of financial statements

	(Unit: RMB thousand)
Item	Current period	Same period last year	Change (%)
Operating revenues	9,527,773	8,411,982	13.26
Operating expenses	8,654,884	7,744,618	11.75
Income tax expenses	221,582	166,754	32.88
Net cash flows from operating activities	1,455,294	1,243,026	17.08
Net cash flows from investing activities	(682,647)	(1,201,349)	(43.18)
Net cash flows from financing activities	—	—	N/A

GUANGSHEN RAILWAY     2018 INTERIM REPORT

2. Revenue

(1) Passenger Transportation

Passenger transportation, which is the most important transportation business segment of the Company, includes transportation business of Guangzhou-Shenzhen inter-city express trains (including East Guangzhou- Chaoshan cross-network EMUs), long-distance trains and through-trains in Hong Kong. As at 30 June 2018, the Company operated a total of 250 pairs of passenger trains on a daily basis according to its train schedule, among which there were 107 pairs of Guangzhou-Shenzhen inter-city express trains (including 97 pairs of inter-city trains between Guangzhou East and Shenzhen (including 22 stand-by pairs) and 10 pairs of Guangzhou East to the Chaozhou-shantou cross-network EMUs); 13 pairs of through-trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Foshan-Kowloon Through Trains and 1 pair of Beijing/ Shanghai-Kowloon Through Trains); and 130 pairs of long-distance trains (including 12 pairs of Guangzhou- Foshan-Zhaoqing inter-city trains and 3 pairs of Guangzhou-Guilin North, Nanning East and Guiyang North cross-network EMUs). The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the current period in comparison with those in the same period last year:

	January — June 2018	January — June 2017	Period-on- period Change (%)
Passenger transportation revenues (RMB ten thousand)	401,232	386,105	3.92
— Guangzhou-Shenzhen inter-city trains	137,241	122,802	11.76
— Through Trains	26,371	25,601	3.01
— Long-distance trains	212,498	215,158	(1.24)
— Other revenues from passenger transportation	25,122	22,544	11.44
Passenger delivery volume (persons)	43,609,411	42,078,853	3.64
— Guangzhou-Shenzhen inter-city trains	19,052,405	17,967,663	6.04
— Through Trains	1,980,032	1,727,041	14.65
— Long-distance trains	22,576,974	22,384,149	0.86
Total passenger-kilometers (’00 million passenger-kilometers)	129.55	131.50	(1.48)

•

The increase in passenger transportation revenues and passenger delivery volume was mainly due to: since 21 September 2017, the Company has increased the number of cross-network EMU trains between Guangzhou East and Chaozhou-Shantou from 8 pairs each day to 10 pairs each day, and utilized the high-capacity CRH6A EMU trains for some of the Guangzhou East to Shenzhen inter-city trains, which increased the passenger delivery volume and hence, the related revenue.

(2) Freight Transportation

Freight transportation forms an important part of the Company’s transportation business. The table below displays the current period revenues from freight transportation and outbound freight volume as compared with the same period last year:

Freight transportation revenues (RMB ten thousands)	86,535	89,194	(2.98)
— Revenues from freight charges*	75,162	82,782	(9.20)
— Other revenues from freight transportation	11,373	6,412	77.37
Outbound freight volume (tonnes)	7,659,949	7,569,950	1.19
Full-distance volume of outbound freight traffic (’00 million tonne-kilometers)*	63.61	66.26	(4.00)

•	The decrease in freight transportation revenues was mainly due to: the combined effect of the reform in carriers settlement system.

•

The increase in outbound freight volume was mainly due to: with the stable domestic economic development, the outbound freight volume of bulk goods such as coal and industrial machinery through railway delivery increased.

*

Since 1 January 2018, the charging model of the national railway freight transportation has changed to freight consignment system from the previous section fares system. Adjustments have been made accordingly to the reporting of certain freight transportation statistics in this interim report as follows:

Revenues from freight charges: mainly represents the revenues from the total freight charges of the Company’s outbound freight transportation, whereas the revenues from outbound freight and inbound freight as presented in previous years refer to the revenue of freight transportation (including the outbound, pass-through and arrival freight) charged by the distance managed by the Company under the section fares system.

Full-distance volume of outbound freight traffic: represents the full-distance volume of the Company’s outbound freight traffic, whereas the “volume of freight traffic” as presented in previous years refers to the volume of freight traffic (including the outbound, arrival and pass-through freight) transported on the distance managed by the Company under the section fares system.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

(3) Railway Network Usage and Other Transportation Services

Railway network usage and other transportation services provided by the Company mainly include passenger railway network usage, provision of railway operation services, locomotive and passenger car leasing, passenger service and luggage transportation. The table below sets forth the revenues from railway network usage and other transportation services for the current period in comparison with those of the same period last year:

	January – June 2018	January – June 2017	Period-on- period Change (%)
Revenues from railway network usage and other transportation services (RMB ten thousands)	424,531	324,233	30.93
(a) Railway network usage services	191,446	117,367	63.12
(b) Other transportation services	233,085	206,866	12.67
— Railway operation	158,372	137,356	15.30
— Other services	74,713	69,510	7.49

•

The increase in the revenues from railway network usage services was mainly due to: as required by CRC, a consignment settlement system was implemented for railway freight transportation with effect from 1 January 2018. Accordingly, the full freight transportation fee will be received by the carriers, which in turn pay service fees to other railway corporations for the provision of transportation services. Such change in the freight transportation settlement system resulted in an increase in revenues from railway network usage of freight transportation.

•

The increase in revenues from other transportation services was mainly due to: the increase in workload for railway operations and passenger services provided by the Company during the reporting period drove the growth of related revenue.

(4) Other Businesses

The Company’s other businesses mainly include train repair, on-board catering services, leasing, sales of materials and supplies, sales of goods and other businesses related to railway transportation. During the first half of 2018, revenues from other businesses were RMB405 million, representing a decrease of 2.85% as compared with RMB417 million during the same period last year.

3. Costs

			(Unit: RMB thousand)
Business Segment	January – June 2018	January – June 2017	Period-on- period Change (%)
Railway business	8,230,241	7,300,461	12.74
Other businesses	424,643	444,157	(4.39)
Total	8,654,884	7,744,618	11.75

•

The increase in the cost of railway business was mainly due to: (1) the increase in industry-wide pay level, which induced a rise in expenses in wages and welfare; (2) in accordance with the requirement of CRC, a consignment settlement system was implemented for railway freight transportation with effect from 1 January 2018; accordingly, the full freight transportation fee will be received by the carriers, which in turn pay service fees to other railway corporations for the provision of transportation services. Such change in the freight transportation settlement system resulted in an increase in equipment leasing and service fee; (3) the increase in the workload of fifth-grade maintenance of EMU trains, which led to an increase in the repairment costs of trains; (4) additional train trips of cross-network EMU trains between Guangzhou East to Chaozhou-Shantou and the increase in the provision of railway operation service induced the corresponding increase in passenger service costs.

4. Expenses

(Unit: RMB thousand)
Income tax expenses	221,582	166,754	32.88	The increase in the total profit before tax.

5. Cash Flow

				(Unit: RMB thousand)
	January — June 2018	January – June 2017	Period-on- period Change (%)	Major reason for the changes
Net cash flows from operating activities	1,455,294	1,243,026	17.08	The increase in service fee received from provision of railway operation service and transportation settlement.
Net cash flows from investing activities	(682,647)	(1,201,349)	(43.18)	The compensation received in advance in relation to the resumption of land use rights over Guangzhou East Shipai Old Goods Yard.
Net cash flows from financing activities	—	—	N/A	—

GUANGSHEN RAILWAY     2018 INTERIM REPORT

(2) Analysis of assets and liabilities

☒  Applicable    ☐  Not Applicable

			(Unit: RMB thousand)
Item	Amount at the end of current period	Amount at the end of previous period	Changes in amount from the end of previous period to the end of current period (%)
Fixed assets	23,026,612	23,617,138	(2.50)
Construction-in-progress	1,767,588	1,430,671	23.55
Cash and cash equivalents	1,933,162	1,160,515	66.58
Trade payables	1,118,628	1,325,077	(15.58)
Payables for fixed assets and construction-in-progress	1,821,648	2,214,547	(17.74)
Dividend payables	579,571	12,893	4,395.24
Accruals and other payables	1,990,221	1,463,231	36.02

The decrease in fixed assets was mainly due to: the transfer from fixed assets to construction-in-progress due to the repair and renovation of EMU trains and passenger car(s) and the retirement of certain fixed assets;

The increase in construction-in-progress was mainly due to: the transfer from fixed assets to construction- in-progress due to the repair and renovation of EMU trains and passenger car(s) and the increase in the number of investment projects of construction-in-progress;

The increase in cash and cash equivalents was mainly due to: the compensation received in advance in relation to the resumption of land use rights over Guangzhou East Shipai Old Goods Yard;

The decrease in trade payables was mainly due to: the decrease in the payables for resource procurement;

The decrease in payables for fixed assets and construction-in-progress was mainly due to: the decrease in payables for construction works;

The increase in dividend payables was mainly due to: the declared cash dividend of 2017 has not been paid;

The increase in accruals and other payables was mainly due to: the compensation received in advance in relation to the resumption of land use rights over Guangzhou East Shipai Old Goods Yard.

(3)	Analysis on investment positions

1.	General analysis on investments in external equity interests

☒  Applicable    ☐  Not Applicable

During the reporting period, the Company did not invest in securities such as stocks, warrants or convertible bonds, and did not hold or deal in equity interests of other listed companies and non-listed financial enterprises.

(i) Significant investments in equity interests

☐  Applicable    ☒  Not Applicable

(ii) Significant non-equity investments

☒  Applicable    ☐  Not Applicable

	(Unit: RMB ten thousand)
Reconstruction of automatic inter-locking equipment from Guangzhou to Pingshi section	72,651	38%	4,841	27,832
Improvements of system adaptability of the traction power supply system from Pingshi to Guangzhou section of the Beijing-Guangzhou railway	58,499	42%	10,699	24,697
Fourth- and fifth-grade transformation of uses of CRH1A EMU trains (11 pairs of trains)	52,127	74%	38,436	38,436
Section repair, capacity expansion and renovation project of the Guangzhou North vehicle section	37,600	21%	3,814	7,753
Reconstruction of the section from Guangzhou East to Xintang of Guangshen line III and IV	36,383	69%	1,628	24,980
Phase I construction of the newly built staff apartment in Shipai of Guangzhou area	35,000	43%	234	15,180

GUANGSHEN RAILWAY     2018 INTERIM REPORT

(iii) Financial assets at fair value

☒  Applicable    ☐  Not Applicable

During the reporting period, the Company’s equity investment in Shenzhen Capital Group Co. Ltd. was presented at fair value and the changes in fair value were recorded in the investment under other comprehensive income. As at the end of the reporting period, there was no change in the fair value which amounted to RMB280,088,000.

(4)	Disposal of major assets and equity interests

☐  Applicable    ☒  Not Applicable

(5)	Analysis of major shareholding company

☐  Applicable    ☒  Not Applicable

During the reporting period, the Company did not have net profit from a single subsidiary or investment income from a single investee company with an amount exceeding 10% of the Company’s net profit.

II.	OPERATING OUTLOOK AND FOCUS TASKS FOR THE SECOND HALF OF 2018

Looking forward to the second half of 2018, despite the drastic changes in the external environment which will bring new challenges to China’s economy, it is expected that China will maintain the momentum of progress with stability as a whole and perform within a reasonable range, with the implementation of national proactive fiscal policy and sound monetary policy and the deepening supply-side structural reform. Meanwhile, both the passenger and freight transportation volume of the national railway are expected to grow rapidly following the completion and commencement of certain high-speed railways and inter-city railways. In light of the abovementioned favourable operating circumstances, the Company will follow the lead of the Xi Jinping’s Thoughts on Socialism with Chinese Characteristics for a New Era to adhere to its operating objectives as confirmed by the Board in the beginning of the year to build up China’s strength in transportation with railway as the priority, to strengthen the foundation, pursue achievements, improve quality and efficiency, deepen the supply-side structural reform of the transportation industry, scale up the core business of railway transportation, push forward the integrated development of land resources, reinforce its cost and expense control, regulate the Company’s operation management, ensure the ongoing and stable operation of railway transportation, and focus on the following tasks:

(1)

Passenger transportation: Firstly, timely adjust transportation coordination and improve the train operation schedules during summer peak season, Mid-Autumn Festival, National Day, and Canton Fair to realise growth in transportation volume and revenue; secondly, in an effort to capitalize on the opportunities from the expected launch of Guangzhou-Shenzhen-Hong Kong Express Rail Link Hong Kong Section in the second half of the year, perform passenger traffic volume analysis and develop corresponding plans to actively address the impact on the passenger traffic volume of Canton-Kowloon Through Trains; thirdly, further improve the service environment for passenger transportation to enhance passenger service experience, as well as to improve the quality and efficiency of passenger transportation service.

(2)

Freight transportation: Firstly, continue to implement the supply-side structural reform of railway services, strengthen strategic cooperation with large enterprises and expand bulk goods freight transportation volume; secondly, develop new trips of “white freight”, strengthen the existing sources and supply organizations, improve the efficiency of “white freight”; thirdly, promote the construction of freight infrastructure to improve cargo storage and turnover capacity.

(3)

Operational management: Firstly, strengthen the awareness of operating efficiency, improve budget management, strictly control the cost and expenditure; secondly, strengthen the budget management and centralised capital management, ensure the safety of capital and improve the efficiency and return of the use of capital; thirdly, strengthen the integrated development of land resources, strive to revitalise the land resources of railway and improve revenue generated by the Company’s assets.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

III.	OTHER DISCLOSURE

(1) Warning and description of forecast of cumulative net profit (for the period from the beginning of the year to the end of the next reporting period) to be at loss or with significant change as compared with the same period last year

☐  Applicable    ☒  Not Applicable

(2) Potential risks

☒  Applicable    ☐  Not Applicable

Macro-economic risk	Railway transportation industry is highly related to macro-economic development conditions and may be greatly affected by macro-economic environment. If the macro-economic environment deteriorates, the Company’s operation results and financial condition may be adversely affected.	The Company will pay close attention to the changes in international and domestic macro-economic conditions, to strengthen analysis and study on factors affecting railway transportation industry and be committed to achieve stability in the Company’s production and operation by adjusting the Company’s operational strategy in response to market change timely.

Policy and regulatory risk	Railway transportation industry may be greatly affected by government policies and regulations. With changes in domestic and international economic environment and reform and development of railway transportation industry, corresponding adjustment may be required for relative laws and regulations and industrial policies. These changes may incur uncertainties to the Company’s business development and operation results in the future.	The Company will proactively engage in different seminars for improvement of industrial polices and regulations development, study the latest changes in policies and regulations, capture the development opportunities brought by amendments in policies and regulations and adopt a prudent approach in addressing uncertainties caused by the changes in policies and regulations.

Transportation safety risk	Transportation safety is the prerequisite and foundation for normal operation and good reputation of railway transportation industry. Bad weather, mechanical failures, human error and other force majeure may impose adverse impact on the transportation safety of the Company.	The Company proactively participates in transportation safety meetings held by authorities of the industry to understand the transportation safety conditions of the Company, deploy resources in transportation safety management, establish and optimize safety risk management and control and intensify the training of safety knowledge and capability of transportation personnel.

Market competition risk	Competition exists in certain markets between aviation, road and water transportation and railway transportation. In addition, with the development in railway transportation industry, a range of high-speed railways and inter-city railways has commenced operation. Internal competition within railway transportation industry also intensifies. The Company may be subject to greater competitive pressure in the future, which in turn constitutes impact on the operation results of the Company.	The Company will take proactive actions in addressing market competition by leveraging the advantages of “safe, comfortable, convenient, timely” of railway transportation, improving service facilities and enhancing service quality. In respect of freight transportation, the Company will strengthen strategic cooperation with large enterprises, spare great efforts to expand supply sources of goods and increase the efficiencies, turnover rate and trip frequency of freight trains. In addition, the Company will strengthen the analysis and research on railway transportation market, and proactively apply to authorities of the industry for adding new long- distance trains in area not covered by high-speed railways.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

Financial risk	The operating activities of the Company are subject to various financial risks, such as exchange rate risk, interest risk, credit risk and liquidity risk.	The Company has established a set of managerial procedures to deal with financial risks with focus on the uncertainties of financial market, which are designated to minimize the potential adverse impact on the financial performance of the Company. For more detailed analysis, please refer to “Note 4 to the financial statements”.

(3) Other disclosures

☒  Applicable    ☐  Not Applicable

1. Liquidity and source of funding

During the reporting period, the principal capital sources of the Company were revenues generated from operating activities. The Company’s capital was mainly used for operating and capital expenses, and payment of taxes, etc. The Company has sufficient cash flow and believes that it has sufficient working capital, bank facilities and other capital sources to meet its operation and development needs.

As at the end of the reporting period, the Company had no borrowings of any form. Capital commitments and operating commitments of the Company as at the end of the reporting period are set out in Note 16 to the financial statements.

As at the end of the reporting period, the Company had no charge on any of its assets and had not provided any guarantees, and had no entrusted deposits, and the gearing ratio (calculated by total liabilities divided by total assets as at the end of the period) of the Company was 16.84%.

2. Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisitions of capital assets

During the reporting period, the Company had no material investment, had not carried out any material acquisition or disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets.

3. Risk of foreign exchange rate fluctuations and related hedges

The Company’s exposure to foreign currency risks is mainly related to USD and HKD. Apart from payments for imported purchases and dividend paid to foreign investors, which are settled in foreign currencies, other major operational businesses of the Company are all settled in RMB. RMB is not freely convertible into other foreign currencies, and its conversion is subject to the exchange rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than denominated in RMB are subject to the risks of foreign exchange rate fluctuations.

The Company has not used any financial instruments to hedge its foreign currency risks. Currently, its foreign currency risks are minimized mainly through monitoring the size of transactions in foreign currencies and foreign currency denominated assets and liabilities.

4. Contingent liabilities

During the reporting period, the Company had no contingent liabilities.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

Chapter 5

Matters of Importance

I.	SUMMARY OF GENERAL MEETINGS

Session of meeting	Date	Media in which resolutions were disclosed	Date of disclosure
Annual General Meeting of 2017	June 6, 2018	Website of SSE (www.sse.com.cn) HKExnews Website of SEHK (www.hkexnews.hk)	June 7, 2018 June 6, 2018

II.	PLANS FOR PROFIT DISTRIBUTION OR COMMON RESERVE CAPITALIZATION

Distribution or Capitalization    No

III.	FULFILLMENT OF COMMITMENTS

☒  Applicable    ☐  Not Applicable

Commitment related to IPO	Resolve industry competition	GRGC	GRGC and any of its subsidiaries will not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway, GRGC and any of its subsidiaries will not compete with the Company either.	—	No	Yes

	Resolve connected transactions	GRGC	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.	—	No	Yes

Other commitments	Other	GRGC	GRGC leased the occupied land in the Guangzhou-Pingshi section to the Company after the acquiring of such land by means of authorized operation. The leasing agreement entered into by the Company and GRGC became effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million.	20 years	Yes	Yes

	Other	GRGC	GRGC has issued a letter of commitment to our Company in October 2007, in relation to the enhancement of the management of undisclosed information.	October 2007	No	Yes

IV.	ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRMS

☒  Applicable    ☐  Not Applicable

On 6 June 2018, the Company held the 2017 Annual General Meeting and resolved to re-appoint PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors of the Company in 2018.

V.	BANKRUPTCY, RESTRUCTURING AND INCIDENTS OF SUSPENSION OF LISTING OR TERMINATION OF LISTING

☐  Applicable    ☒  Not Applicable

VI.	MAJOR LITIGATION AND ARBITRATION

☐  The Company had material litigation and arbitration during the reporting period

☒  The Company did not have material litigation and arbitration during the reporting period

VII.

PUNISHMENT ON THE LISTED COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS, DE FACTO CONTROLLER, SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARES, PURCHASER AND THE RECTIFICATION THEREOF

☐  Applicable    ☒  Not Applicable

VIII.	EXPLANATION ON INTEGRITY OF THE COMPANY, ITS CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER DURING THE REPORTING PERIOD

☐  Applicable    ☒  Not Applicable

IX.	THE COMPANY’S SHARE INCENTIVE SCHEME, EMPLOYEE STOCK OWNERSHIP PLAN, OR OTHER EMPLOYEES’ INCENTIVE MEASURES AND THEIR IMPACTS

☐  Applicable    ☒  Not Applicable

X.	TRANSACTIONS OF ASSETS AND MERGERS OF ENTERPRISE

☐  Applicable    ☒  Not Applicable

GUANGSHEN RAILWAY     2018 INTERIM REPORT

XI.	MATERIAL CONNECTED TRANSACTIONS

(1) Connected transactions related to daily operations

☒  Applicable    ☐  Not Applicable

During the reporting period, the related party transactions in relation to daily operations are set out in notes 17 and 18 to the financial statements. The Company confirmed that the following transactions are connected transactions (including continuing connected transaction) described under Chapter 14A of the Listing Rules of the SEHK, and at the same time constitute related party transactions described under the notes 17 and 18 to the financial statements. With regard to the following transactions, the Company has complied with the rules and requirements of Chapter 14A of the Listing Rules of the SEHK.

1. Transactions conducted with GRGC and its subsidiaries

(Unit: RMB thousand)

Party	Relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of service	Train service	By consultation according to full cost pricing or settle according to price determined by CRC	726,858
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of service	Railway network settlement service through CRC	Settle according to price determined by CRC	676,197
Subsidiary of GRGC	Subsidiary of the largest shareholder	Provision of service	Railway operation service	Based on agreement according to cost plus pricing	345,930
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Sales of goods	Sales of materials and supplies	By consultation according to full cost pricing	11,328
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Train service	By consultation according to full cost pricing or settle according to price determined by CRC	582,184
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Railway network settlement service through CRC	Settle according to price determined by CRC	965,931
GRGC	Largest shareholder	Lease of land	Land leasing service	Based on agreement	27,292
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Repair and maintenance service	By consultation according to full cost pricing	97,839
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	Based on agreement which determines price according to purchase amount plus 0.3%-5% management fee	182,379
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Construction works service	Based on fixed amount approved by national railway works	77,773

2. Transactions conducted with CRC and other enterprises related to railway transport

(Unit: RMB thousand)

Parties	Relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiary	Provision of service	Train service	By consultation according to full cost pricing, or settle according to the prices determined by CRC	10,293
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiary	Provision of service	Railway network settlement service through CRC	Settle according to the prices determined by CRC	1,258,506
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiary	Provision of service	Railway operation service	Based on agreement according to cost plus pricing	1,009,270
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiary	Provision of service	Truck maintenance service	Settle according to the prices determined by CRC	135,253
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiary	Sales of goods	Sales of materials and supplies	By consultation according to full cost pricing	3,889
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiary	Provision of service	Apartment leasing service	By consultation according to full cost pricing	259
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiary	Service received	Train service	By consultation according to full cost pricing, or settle according to the prices determined by CRC	138,792
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiary	Service received	Railway network settlement service through CRC	Settle according to the prices determined by CRC	1,078,322
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiary	Service received	Repair and maintenance service	By consultation according to full cost pricing	6,559
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiary	Purchase of goods	Purchase of materials and supplies	Based on agreement which determines the price according to purchase amount plus 0.3%-5% management fee	5,220

GUANGSHEN RAILWAY     2018 INTERIM REPORT

(2) Connected transactions in relation to acquisition or disposal of assets or equity interests

☐  Applicable    ☒  Not Applicable

(3) Material connected transactions in relation to joint external investment

☐  Applicable    ☒  Not Applicable

(4) Related claims and debts

☒  Applicable    ☐  Not Applicable

		(Unit: RMB ten thousand)
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	Wholly-owned subsidiary	908	—	908
Zengcheng Lihua Stock Company Limited	Controlling subsidiary	1,231	—	1,231
Total		2,139	—	2,139
Impact of the related claim and debt on the operating results and financial position of the Company	No significant impact

XII.	MATERIAL CONTRACTS AND IMPLEMENTATION

(1) Trust, contracted businesses and leasing affairs

☐  Applicable    ☒  Not Applicable

(2) Guarantees

☐  Applicable    ☒  Not Applicable

(3) Other material contracts or transactions

☒  Applicable    ☐  Not Applicable

On April 19, 2018, the Company entered into a resumption compensation agreement in relation to the land use rights of Guangzhou East Shipai Old Goods Yard（廣州東石牌舊貨場）with Guangzhou Land Development Center (the “GLDC”) (as purchaser) and the other relevant vendors (the “Resumption Compensation Agreement”). Pursuant to the Resumption Compensation Agreement, the GLDC agrees to resume the land use rights over the relevant land with an initial total compensation of RMB 6 billion (subject to adjustments), of which the initial compensation amount payable to the Company will be RMB1,304,717,363.49 (subject to adjustments). The Company convened the 2017 annual general meeting on June 6, 2018 to consider and approve the resumption of land use rights over Guangzhou East Shipai Old Goods Yard. For further details, please refer to the announcement of the Company dated April 19, 2018 regarding to the Resumption Compensation Agreement.

During the reporting period, except as disclosed in this interim report, the Company did not enter into any other material contracts or transactions.

XIII.	POVERTY ALLEVIATION BY LISTED COMPANIES

☐  Applicable    ☒  Not Applicable

XIV.	CONVERTIBLE COMPANY BONDS

☐  Applicable    ☒  Not Applicable

XV.	EXPLANATION OF ENVIRONMENTAL PROTECTION EFFORTS

(1) Explanation of environmental protection efforts taken by companies and its substantial subsidiaries which are the key discharging units announced by environmental protection department

☒   Applicable    ☐  Not Applicable

The Company’s locomotive maintenance depot in Guangzhou is the key waste discharging unit for water environment and the key unit under supervision for soil pollution of Guangzhou for the year 2018 as announced by the Bureau of Environmental Protection of Guangzhou Municipality, and the Guangzhou vehicles section is a key waste discharging unit for water environment of Shenzhen for the year 2018 as announced by the Human Settlements and Environment Commission of Shenzhen Municipality.

The environmental protection efforts related to the locomotive maintenance depot in Guangzhou have been disclosed in accordance to the related requirements and the specific requirements of the local government authorities. For more details, please visit the website of the Bureau of Environmental Protection of Guangzhou Municipality at http://210.72.1.33:8013/gzydzf2-enterprise/qyhjbgs/list2018?openMsgTaskId=201 803271840545984275&year=2018.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

The environmental protection efforts related to the locomotive maintenance depot in Guangzhou are as follows:

1. Information related to discharge

☒  Applicable     ☐  Not Applicable

Guangzhou	PH	Discharge into the	1	The wastewater	7.47	6-9	300	500	Nil
vehicles section	Petroleum-related	municipal water		treatment plant at	0.06	5
	Synthetic anionic surfactants	distribution network		Sungang passenger	0.19	5
	ammonia nitrogen	after the process at		and technology	9.49	10
	COD	wastewater treatment		station	3.4	90
	BOD	plant			1.6	20

2. Pollution prevention and control measures and its implementation

☒  Applicable    ☐  Not Applicable

The Sungang passenger and technology station of the Guangzhou vehicles section is supported by a wastewater treatment plant built in 2008 with a daily wastewater processing capacity of 700 tonnes, where hydrolysis acidification and SBR are adopted for wastewater treatment. The whole wastewater treatment system can largely realise automatic control. Since its establishment, the wastewater treatment processing facility at the Sungang passenger and technology station has been operating normally, with all treated wastewater meeting discharge standards.

3. The evaluation of environmental impacts from construction projects and the information related to other administrative permissions for environmental protection

☒  Applicable    ☐  Not Applicable

The wastewater treatment plant at the Sungang passenger and technology station of the Guangzhou vehicles section has the pollutants discharge permit of Guangdong Province issued by the Human Settlements and Environment Commission of Shenzhen Municipality, which will expire on 25 September 2022.

4. The contingency plan for environmental emergencies

☒  Applicable    ☐  Not Applicable

The Sungang passenger and technology station of the Guangzhou vehicles section has developed a detailed and practical contingency plan (wastewater-specific) for environmental emergencies to ensure the efficient process for the emergencies which may cause destruction to the environment and ecology and to minimise the loss and damages to the community resulted from various environmental emergencies.

5. Automatic environmental supervision

☒  Applicable    ☐  Not Applicable

The wastewater treatment plant at the Sungang passenger and technology station of the Guangzhou vehicles section is equipped with automatic water quality monitoring equipment for real-time monitoring of water quality. In addition, qualified supervisors are engaged to perform regular inspections on water quality.

6. Other environmental information which should be disclosed

☐  Applicable    ☒  Not Applicable

(2) Explanation on the environmental protection efforts by the companies other than the key discharging units

☐  Applicable    ☒  Not Applicable

(3) Explanation on the reasons for non-disclosure of environmental protection efforts by the companies other than the key discharging units

☐  Applicable    ☒  Not Applicable

(4) Explanation on the follow-up plans or subsequent changes on the disclosure of environmental protection efforts during the reporting period

☐  Applicable    ☒  Not Applicable

GUANGSHEN RAILWAY     2018 INTERIM REPORT

XVI.	CORPORATE GOVERNANCE

(1) Summary of Corporate Governance

Since the listing of the Company on the SEHK and the NYSE in 1996 and on the SSE in 2006, the Company has been continuously improving its corporate governance structure, perfecting the internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas listing rules and regulatory requirements, after taking into account the actual status of the affairs of the Company. General meeting, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there is no material difference between the status quo of the Company’s corporate governance structure and the regulatory documents of the regulatory authorities of the place of listing of the Company’s stocks related to corporate governance of a listed company.

During the reporting period, in view of the highly centralized and systematic transportation management over the nationwide railway network, it is necessary for the Company’s largest shareholder, GRGC, to obtain the Company’s financial information in order to exercise its administrative functions as an industry leader according to the law and administrative regulations. In this regard, the Company has been providing GRGC with its monthly financial data summaries during the reporting period. Accordingly, the Company meticulously reinforced the management of undisclosed information in accordance with the requirements under the System for the Management of Inside Information and Insiders, and timely reminded the shareholders of their duties in relation to information confidentiality and prevention of insider transactions.

Improvement of corporate governance is a long-term systematic project, which needs continuous improvement and enhancement. The Company will, as it has always had, continue to promptly update and improve its internal systems according to the relevant regulations, timely discover and solve problems, strengthen its management basis and enhance its awareness of standardized operation and the level of governance to promote the regulated, healthy and sustainable development of the Company.

(2) The Board

The Board comprises nine members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and rich experiences and they possess appropriate professional qualifications in accounting or related fields.

The Board has established the audit committee and the remuneration committee to supervise relevant affairs of the Company. Each committee has specific terms of reference, reports to and gives advice to the Board on a regular basis.

(3) Audit committee

Members of the audit committee were appointed by the Board. It consists of three independent non- executive Directors, namely, Mr. Chen Song (chairman of audit committee), Mr. Jia Jianmin and Mr. Wang Yunting. They possess appropriate academic and professional qualifications or related financial management expertise. The secretary to the Board of the Company, Mr. Guo Xiangdong, is the secretary of the audit committee.

According to the requirements of the Terms of Reference of Audit Committee of the Company, the principal duties of the audit committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries, confirming the nature and scope of audit as well as supervising the establishment of the internal control and compliance with the relevant laws and regulations. It shall also discuss matters raised by the internal auditors, external auditors and regulatory authorities to ensure that all appropriate auditing recommendations are implemented. The audit committee has been provided with adequate resources from the Company to perform its duties.

The 2018 interim report (including the unaudited interim financial statements for the 6 months ended 30 June 2018) of the Company has been reviewed by the audit committee.

(4) Remuneration committee

Members of the remuneration committee of the Company were appointed by the Board. It consists of three independent non-executive Directors and two executive Directors, namely, Mr. Wu Yong, Mr. Hu Lingling, Mr. Chen Song (chairman of remuneration committee), Mr. Jia Jianmin and Mr. Wang Yunting.

According to the requirements of the Terms of Reference of Remuneration Committee of the Company, the principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategy, reasonable remuneration to attract and retain high caliber executives. The remuneration committee shall obtain the benchmark information from internal and external sources in relation to market remuneration standard, packages offered in the industry and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The remuneration committee is provided with adequate resources from the Company to perform its duties.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

(5) Compliance with the Corporate Governance Code

The Company is always committed to maintaining high standards of corporate governance. During the reporting period, apart from the provision of the Corporate Governance Code on the establishment of a nomination committee, as far as the Company and its Directors are aware, the Company has complied with the relevant provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of the SEHK.

As at the end of the reporting period, the Board decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry to which the Company belongs as well as the corporate governance structure of the Company over a long period of time. According to the requirements of the Company’s Articles and the Procedures for Shareholders to Propose a Person for Election as Director, upon expiration of the term of a Director or there is a vacancy for Director, shareholders individually or collectively holding three percent or above of the issued shares of the Company may nominate a candidate for non-independent Director by way of a written proposal to the Company; shareholders individually or collectively holding one percent or above of the issued shares of the Company may nominate a candidate for independent Director by way of a written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his term, Director shall be entitled to be re-elected.

(6) Securities transactions by Directors, Supervisors and senior management and interests on competitive business

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules of the SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Listed Companies and the Changes Thereof (Zheng Jian Gong Si Zi [2007] No. 56) of CSRC as its own code of conduct regarding securities transactions of the Directors. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Guangshen Railway Company Limited and the Changes Thereof, which was approved at the 22nd meeting of the fourth session of the Board.

After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management have complied with the required standard set out in the above-mentioned code, rules and regulations and system requirements.

After making specific enquiries with all the executive Directors, non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the executive Directors, non-executive Directors and Supervisors has held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly.

(7) Investor relations

The secretary to the Board of the Company is in charge of information disclosure and investor relations of the Company. The Company has formulated Working Rules of Secretary to the Board and Management Method of Information Disclosure. The Company has strictly fulfilled the obligation of information disclosure and commenced management of investor relations in accordance with the relevant requirements.

The Company advocates a corporate culture that respects investors and holds itself accountable for investors. The Company establishes a smooth communication channel with investors and enhances mutual trust and interaction based on good information disclosure and initiating various investor relations activities, and respects investors’ rights of knowledge and option, while insisting on rewarding its shareholders.

1. Information Disclosure

Credible information disclosure can effectively build a bridge of communication and understanding between investors, regulatory authorities, the public and the Company. This can facilitate a broader and more thorough understanding of the Company’s values. For years, according to the basic principles of openness, impartiality and fairness, the Company has been striving to comply with the requirements of the relevant laws and listing rules, and fulfilling the information disclosure obligations in a timely and accurate manner. The Company takes the initiative to understand investors’ concerns and voluntarily discloses information in response to these concerns so as to increase its transparency.

In the reporting period, the Company timely completed the preparation and disclosure of its 2017 Annual Report, 2017 Report for Self-assessment on Internal Control, 2017 Social Responsibility Report and 2018 First Quarterly Report, and released various announcements and other shareholders’ documents and information disclosing in detail the following information of the Company: operations of the Board, the Supervisory Committee and general meetings, operating conditions, investment, dividends and distribution, corporate governance and so forth. Moreover, the Company consistently maintained to provide in-depth and comprehensive analyses on its operating and financial positions as well as the major factors affecting its business performance in its annual reports and interim reports with a view to strengthening investors’ understanding about the operation, management, and development trends of the Company.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

2. Ongoing Communication

On the basis of a competent disclosure of information, the Company maintains an effective two-way communication with investors through various channels and convey information which investors are concerned with, so as to boost their confidence in the Company’s future development. Meanwhile, the Company extensively collects feedback from the market to elevate the standards of the Company’s governance and operations management.

The Company encourages all shareholders to attend the general meetings. The Company had served a notice 45 days prior to the date of the general meeting, and provided the shareholders with any information necessary for them to attend and make decision at the meeting. Each separate matter submitted to the general meeting to consider was put forth respectively as separate resolution. According to the provisions of the Articles of the Company, qualified shareholders of the Company have the right to call general meetings in accordance with the established procedures, propose impromptu motions or collect voting rights from other shareholders. Also, a cumulative voting system is adopted when involving more than 2 candidates for the election of the Directors and the Supervisors by the shareholders. At a general meeting, all attending shareholders are entitled to make enquiries to the Directors and the other management regarding the issues in relation to the resolutions. These arrangements are made to protect the rights of minority shareholders and encourage them to fully express their opinions.

The management of the Company attaches importance to the communication with investors. In commencing investor relation activities, the Company has mainly adopted the following means:

(i)	Making the public known the investor hotline, investor relations e-mail box and the Investors’ Message section on the Company’s website, and promptly responding to investors’ enquiries.

(ii)

Properly arranging request of visits and researches from the investors, communicating with the investors with an open-minded attitude, and having built up a direct communication mechanism between investors and the Company.

(iii)

Investors and the public may check out information such as the Company’s basic information, rules for the Company’s corporate governance, information disclosure documents and profiles of Directors, Supervisors and the senior management at any time on the Company’s website.

(iv)	The Company timely handled and replied investors’ messages through the “e-interaction” platform developed by the SSE for listed companies and investors.

3. Shareholder Return

Since its listing, the Company has always insisted on rendering returns to shareholders and has been distributing annual cash dividends each year with an aggregate cash dividend payment of approximately RMB11.5 billion. The chart of dividend and distribution over the years since the listing of the Company in 1996 is as follows:

			(Unit: RMB)
Year	Earnings per Share	Dividend per Share	Dividend payout ratio (dividend per Share/ earnings per Share)
1996	0.28	0.10	35.71%
1997	0.19	0.12	63.16%
1998	0.15	0.10	66.67%
1999	0.12	0.12	100.00%
2000	0.11	0.10	90.91%
2001	0.12	0.10	83.33%
2002	0.13	0.10	76.92%
2003	0.12	0.105	87.50%
2004	0.13	0.11	84.62%
2005	0.14	0.12	85.71%
2006	0.16	0.08	50.00%
2007	0.20	0.08	40.00%
2008	0.17	0.08	47.06%
2009	0.19	0.08	42.11%
2010	0.22	0.09	40.91%
2011	0.25	0.10	40.00%
2012	0.19	0.08	42.11%
2013	0.18	0.08	44.44%
2014	0.09	0.05	55.56%
2015	0.15	0.08	53.33%
2016	0.16	0.08	50.00%
2017	0.14	0.08	57.14%
Total	3.59	2.035	56.69%

GUANGSHEN RAILWAY     2018 INTERIM REPORT

XVII.	EXPLANATION OF OTHER MATERIAL EVENTS

(1) Changes in accounting policies, accounting estimates and accounting methods compared with the previous accounting period, its causes and their impact

☒  Applicable    ☐  Not Applicable

Details of the changes in the Company’s accounting policies during the reporting period are set out in note 3 to the financial statements.

(2) Material accounting errors during the reporting period subject to retrospective restatements, amendments, its causes and their impact

☐  Applicable    ☒  Not Applicable

During the reporting period, there was no correction of material accounting errors of previous periods for the Company.

(3) Other

☐  Applicable    ☒  Not Applicable

During the reporting period, there is no need for the Company to explain any other material event.

Chapter 6

Changes in Ordinary Share and Particulars of Shareholders

I.	PARTICULARS OF CHANGES IN SHARE CAPITAL

(1) Changes in share

During the reporting period, there was no change in the Company’s total number of shares and structure of share capital.

(2) Changes in shares with selling restrictions

☐  Applicable    ☒  Not Applicable

II.	PARTICULARS OF SHAREHOLDERS

(1) Number of shareholders:

Number of ordinary shareholders as at the end of the reporting period (number)	223,204

GUANGSHEN RAILWAY     2018 INTERIM REPORT

(2) Shareholdings of the top ten shareholders and top ten holders of tradable shares (or holders of shares without selling restrictions) up to the end of the reporting period

	(Unit: share)
Particulars of the shareholding of the top ten shareholders
	Number of shares held at		Number of shares	Share in pledge or frozen
	the end of the	Percentage	with selling			Nature of
Name of shareholders (full name)	period	(%)	restriction held	Status	Number	shareholder
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	37.12	—	Nil	—	State-owned legal person
HKSCC NOMINEES LIMITED (Note)	1,528,456,066	21.58	—	Unknown	—	Foreign legal person
Central Huijin Investment Company Limited	85,985,800	1.21	—	Unknown	—	State-owned legal person
DEUTSCHE BANK AKTIENGESELLSCHAFT	84,585,485	1.19	—	Unknown	—	Foreign legal person
New China Life Insurance Company Ltd. — dividend — group dividend — 018L — FH001Hu	75,258,355	1.06	—	Unknown	—	State-owned legal person
Zhou Rong	57,036,927	0.81	—	Unknown	—	Domestic natural person
China Securities Finance Corporation Limited	53,883,592	0.76	—	Unknown	—	State-owned legal person
Lin Naigang	40,500,000	0.57	—	Unknown	—	Domestic natural person
Taiyuan Iron and Steel (Group) Co., Ltd.	30,681,989	0.43	—	Unknown	—	State-owned legal person
Sealand Securities CO., LTD.	29,998,300	0.42	—	Unknown	—	State-owned legal person

Top Ten Holders of Shares without Selling Restrictions
	Number of shares
	without selling	Class and number of the Shares
Name of shareholders	restriction held	Class	Number
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,528,456,066	RMB ordinary shares overseas listed foreign shares	110,024,617 1,418,431,449
Central Huijin Investment Company Limited	85,985,800	RMB ordinary shares	85,985,800
DEUTSCHE BANK AKTIENGESELLSCHAFT	84,585,485	RMB ordinary shares	84,585,485
New China Life Insurance Company Ltd. — dividend — group dividend — 018L — FH001Hu	75,258,355	RMB ordinary shares	75,258,355
Zhou Rong	57,036,927	RMB ordinary shares	57,036,927
China Securities Finance Corporation Limited	53,883,592	RMB ordinary shares	53,883,592
Lin Naigang	40,500,000	RMB ordinary shares	40,500,000
Taiyuan Iron and Steel (Group) Co., Ltd.	30,681,989	RMB ordinary shares	30,681,989
Sealand Securities CO., LTD.	29,998,300	RMB ordinary shares	29,998,300
Statement regarding connected relationship or concerted action of the above shareholders	The Company is not aware of any of the other shareholders above are connected or acting in concert as defined in “Administrative Measures on Acquisitions of Listed Companies”

Note:	HKSCC NOMINEES LIMITED represents 香港中央結 算（代理人 ）有限公司 , holding 110,024,617 A Shares and 1,418,431,449 H Shares of the Company. These shares were held on behalf of various clients respectively.

The shareholdings and selling restrictions of Top 10 shareholders with selling restrictions

☐  Applicable    ☒  Not Applicable

GUANGSHEN RAILWAY     2018 INTERIM REPORT

(3) So far as the Directors, Supervisors and senior management of the Company are aware, at the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO (Chapter 571 of the Laws of Hong Kong) as follows:

							(Unit: Shares)
Name of shareholder	Class of Shares	Number of Shares held		Capacity	Percentage of share capital of the same class (%)		Percentage of total share capital (%)
China Railway Guangzhou Group Co., Ltd.	A share	2,629,451,300	(L)	Beneficial owner	46.52	(L)	37.12	(L)
BlackRock, Inc.	H share	271,394,089	(L)	Corporate interest	18.96	(L)	3.83	(L)
		648,000	(S)	controlled by substantial shareholder	0.05	(S)	0.01	(S)
BlackRock Global Funds	H share	214,651,049	(L)	Beneficial owner	15.00	(L)	3.03	(L)
FIL Limited	H share	156,872,000	(L)	Corporate interest controlled by substantial shareholder	10.96	(L)	2.21	(L)

Note: The letter ‘L’ denotes a long position; ‘S’ denotes a short position; and ‘P’ denotes the lending pool.

(4) Strategic Investors or ordinary legal person becoming top 10 shareholders by way of placing of new shares

☐  Applicable    ☒  Not Applicable

III.	C H A N G E S I N LARGEST SHAREHOLDER AND DE FACTO CONTROLLER

☐  Applicable    ☒  Not Applicable

IV.	OTHER CORPORATE SHAREHOLDERS WITH A SHAREHOLDING OF 10% OR ABOVE

As at the end of the reporting period, apart from the aforesaid largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED).

V.	PUBLIC FLOAT

As at the end of the reporting period, the public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.

VI.	REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY

As of the end of the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company.

VII.	PRE-EMPTIVE RIGHT

Under the Articles of the Company and the PRC Laws, there is no pre-emptive right, which requires the Company to offer new shares to its existing shareholders on a pro rata basis.

VIII.	TRANSACTIONS INVOLVING ITS OWN SECURITIES

As at the end of the reporting period, none of the Company and its subsidiaries has issued or granted any convertible securities, options, warrants or other similar rights, and redeemable securities.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

Chapter 7

Information of Preference Shares

Information of Preference Shares

☐  Applicable    ☒  Not Applicable

Chapter 8

Directors, Supervisors, Senior Management and Employees

I. CHANGES IN SHAREHOLDINGS

(1) Changes in shareholdings of Directors, Supervisors, and senior management (current and resigned during the reporting period)

☐  Applicable    ☒  Not Applicable

(2) Granting of share options to Directors, Supervisors, and senior management (current and resigned during the reporting period)

☐  Applicable    ☒  Not Applicable

II. CHANGES OF DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT

Guo Ji’an	Non-executive Director	Elected
Chen Xiaomei	Non-executive Director	Elected
Sun Jing	Non-executive Director	Resigned
Chen Jianping	Non-executive Director	Resigned

III. EQUITY INTERESTS OF DIRECTORS, SUPERVISORS OR CHIEF EXECUTIVES

As at the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors, Supervisors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company had not received notification of such interests or short positions from any Director, Supervisor or chief executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code in Appendix 10 to the Listing Rules of the SEHK. None of the Company’s Directors, Supervisors or chief executives or their respective spouses or children under the age of 18 was granted by the Company any right to subscribe for any shares or debentures of the Company.

Other companies in which Directors, Supervisors or chief executives of the Company were directors or employees did not have interests in shares and underlying shares of the Company required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

IV. INFORMATION OF EMPLOYEES

(1) Number of employees

As at the end of the reporting period, the Company has a total of 42,817 employees, representing a decrease of 950 employees compared with 43,767 employees as at last year’s end. The major reason for such decrease is natural decrease due to employees reaching their retirement age.

(2) Remuneration policy

The Company implements salary budget management, under which an annual salary budget is formulated at the beginning of each year jointly by the budget department and labor department of the Company. Budget is first discussed and approved at the meeting of the general manager’s office, and then is organized for implementation by the labor department of the Company after being considered and approved by the Board.

Salary of the Company’s staff is mainly comprised of basic salary, performance-based salary and benefit plans. Basic salary includes post salaries, skill salaries and various allowances and subsidies accounted for under salaries payable as required. Performance-based salary refers to salaries calculated on the basis of economic benefits and social benefits, or piece rates calculated on the basis of workload, or performance based salary calculated on the basis of the performance of the staff at the position. Benefit plans include various social insurance and housing funds paid as required by the relevant policies.

In the process of staff salary allocation, the Company always adheres to the principles of allocation based on labor, efficiency-orientation and fairness. It follows that allocation of staff salary is determined on the premises of macro-control, on the basis of post labor assessment, and on the foundation of staff performance assessment, which fully bring out the importance of allocation arrangement in the incentive system of the Company and motivate the staff’s initiative.

During the reporting period, the total wages and benefits paid by the Company to its employees is approximately RMB3,306 million.

(3) Training Plan

During the reporting period, the Company has 125 occupational education management personnel. A total of 604,944 persons participated in trainings, mainly includes training on post standardization, adaptability and qualification and continuing education. The Company has completed 50% of annual training program with relevant expense of approximately RMB15.27 million.

(4) Employee insurance and benefits plan

Pursuant to applicable national policies and industrial regulations, the Company provides the employees with a series of insurance and benefits plan that mainly include: housing fund, retirement pension (basic medical insurance, supplemental retirement pension), medical insurance (basic medical insurance, supplemental medical insurance, birth medical insurance), work-related injury insurance and unemployment insurance.

Chapter 9

Information of Corporate Bonds

Information of Corporate Bonds

☐  Applicable    ☒  Not Applicable

GUANGSHEN RAILWAY     2018 INTERIM REPORT

Chapter 10

Financial Statements

INTERIM CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2018
			As at	As at
			30 June	31 December
			2018 RMB’000	2017 RMB’000
	Note		(Unaudited)	(Audited)
ASSETS
Non-current assets
Fixed assets — net	7		23,026,612	23,617,138
Construction-in-progress	7		1,767,588	1,430,671
Prepayments for fixed assets and construction-in-progress			54,475	54,368
Leasehold land payments			1,953,459	1,980,278
Goodwill			281,255	281,255
Investments in associates			178,824	174,548
Deferred tax assets			52,155	37,005
Long-term prepaid expenses			45,953	33,401
Financial assets at fair value through other comprehensive income	3.3	(a)	296,414	—
Available-for-sale investments	3.3	(a)	—	296,414
Long-term receivable			26,708	31,274

			27,683,443	27,936,352

Current assets
Materials and supplies			348,399	330,727
Trade receivables	8		4,186,436	4,142,210
Prepayments and other receivables			244,729	314,251
Short-term deposits			106,000	108,000
Cash and cash equivalents			1,933,162	1,160,515
Assets classified as held for sale			2,183	2,183

			6,820,909	6,057,886

Total assets			34,504,352	33,994,238

INTERIM CONSOLIDATED BALANCE SHEET (Continued)

AS AT 30 JUNE 2018

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	9	7,083,537	7,083,537
Share premium		11,562,738	11,562,738
Other reserves		3,104,549	3,109,516
Retained earnings		6,971,582	6,928,886

		28,722,406	28,684,677
Non-controlling interests		(30,096)	(27,596)

Total equity		28,692,310	28,657,081

LIABILITIES
Non-current liabilities
Deferred tax liabilities		65,144	66,391
Deferred income related to government grants		106,696	105,791

		171,840	172,182

Current liabilities
Trade payables	11	1,118,628	1,325,077
Payables for fixed assets and construction-in-progress		1,821,648	2,214,547
Dividends payable		579,571	12,893
Income tax payable		130,134	149,227
Accruals and other payables		1,990,221	1,463,231

		5,640,202	5,164,975

Total liabilities		5,812,042	5,337,157

Total equity and liabilities		34,504,352	33,994,238

The accompanying notes on pages 55 to 87 form an integral part of this interim condensed consolidated financial information.

Wu Yong	Hu Lingling
Director	Director

GUANGSHEN RAILWAY     2018 INTERIM REPORT

INTERIM CONDENSED CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2018

		For the six months ended 30 June
		2018 RMB’000	2017 RMB’000
	Note	(Unaudited)	(Unaudited)
Revenue from railroad businesses
Passenger		4,012,320	3,861,046
Freight		865,349	891,938
Railway network usage and other transportation related services		4,245,314	3,242,330

		9,122,983	7,995,314

Revenue from other businesses		404,790	416,668

Total revenue	6	9,527,773	8,411,982

Operating expenses
Railroad businesses		(8,230,241)	(7,300,461)
Other businesses		(424,643)	(444,157)

Total operating expenses		(8,654,884)	(7,744,618)

Reversal of impairment on financial assets		3,656	—
Other (losses)/gains — net		(9,869)	3,866

Profit from operations		866,676	671,230

Finance income/(costs) — net		2,215	(4,957)
Share of net profits of associates accounted for using
the equity method		4,276	6,700

Profit before income tax		873,167	672,973

Income tax expenses	13	(221,582)	(166,754)

Profit for the period		651,585	506,219

INTERIM CONDENSED CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (Continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2018

		For the six months ended 30 June
		2018 RMB’000	2017 RMB’000
	Note	(Unaudited)	(Unaudited)
Other comprehensive income		—	—

Total comprehensive income for the period, net of tax		651,585	506,219

Profit attributable to:
Equity holders of the Company		654,085	508,716
Non-controlling interests		(2,500)	(2,497)

		651,585	506,219

Total comprehensive income attributable to:
Equity holders of the Company		654,085	508,716
Non-controlling interests		(2,500)	(2,497)

		651,585	506,219

Earnings per share for profit attributable to the equity holders of the Company during the period
— Basic and diluted	14	RMB0.09	RMB0.07
Dividends	15	—	—

The accompanying notes on pages 55 to 87 form an integral part of this interim condensed consolidated financial information.

Wu Yong	Hu Lingling
Director	Director

GUANGSHEN RAILWAY     2018 INTERIM REPORT

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2018

Attributable to equity holders of the Company
			Statutory	Discretionary				Non-
	Share	Share	surplus	surplus	Other	Retained		controlling	Total
	capital	premium	reserve	reserve	reserves	earnings	Total	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 31 December 2017	7,083,537	11,562,738	2,623,516	304,059	181,941	6,928,886	28,684,677	(27,596)	28,657,081
Change in Accounting Policy (Note 3.3)	—	—	(4,967)	—	—	(44,706)	(49,673)	—	(49,673)
Balance at 1 January 2018	7,083,537	11,562,738	2,618,549	304,059	181,941	6,884,180	28,635,004	(27,596)	28,607,408
Total comprehensive income	—	—	—	—	—	654,085	654,085	(2,500)	651,585
Profit for the period	—	—	—	—	—	654,085	654,085	(2,500)	651,585
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve – Safety Production Fund	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	121,228	(121,228)	—	—	—
Utilisation	—	—	—	—	(121,228)	121,228	—	—	—
Dividends relating to 2017	—	—	—	—	—	(566,683)	(566,683)	—	(566,683)

Balance as at 30 June 2018	7,083,537	11,562,738	2,618,549	304,059	181,941	6,971,582	28,722,406	(30,096)	28,692,310

Balance as at 1 January 2017	7,083,537	11,562,738	2,521,534	304,059	—	6,582,190	28,054,058	(24,003)	28,030,055
Total comprehensive income	—	—	—	—	—	508,716	508,716	(2,497)	506,219
Profit for the period	—	—	—	—	—	508,716	508,716	(2,497)	506,219
Special reserve – Safety Production Fund	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	113,625	(113,625)	—	—	—
Utilisation	—	—	—	—	(113,625)	113,625	—	—	—
Dividends relating to 2016	—	—	—	—	—	(566,683)	(566,683)	—	(566,683)

Balance as at 30 June 2017	7,083,537	11,562,738	2,521,534	304,059	—	6,524,223	27,996,091	(26,500)	27,969,591

The accompanying notes on pages 55 to 87 form an integral part of this interim condensed consolidated financial information.

Wu Yong	Hu Lingling
Director	Director

INTERIM CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2018

Cash flows from operating activities
Cash generated from operations	1,695,808	1,466,525
Income tax paid	(240,514)	(223,499)
Net cash generated from operating activities	1,455,294	1,243,026
Cash flows from investing activities
Proceeds from disposal of fixed assets and assets classified as held for sale	522,569	651
Dividends received	6,473	—
Interest received	887	887
Decrease/(increase) in short-term deposits with maturities more than three months, net	2,000	(2,000)
Payments for acquisition of fixed assets, construction-in-progress and long-term prepaid expenses; and prepayments for fixed assets, net of related payables	(1,214,576)	(1,200,887)

Net cash used in investing activities	(682,647)	(1,201,349)

Cash flows from financing activities
Dividends paid to the Company’s shareholders	—	—
Net increase in cash and cash equivalents	772,647	41,677

Cash and cash equivalents at beginning of the period	1,160,515	1,359,656

Cash and cash equivalents at end of the period	1,933,162	1,401,333

The accompanying notes on pages 55 to 87 form an integral part of this interim condensed consolidated financial information.

Wu Yong	Hu Lingling
Director	Director

GUANGSHEN RAILWAY     2018 INTERIM REPORT

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2018

(All amounts expressed in Renminbi unless otherwise stated)

1.	GENERAL INFORMATION

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”), certain subsidiaries of the Predecessor; and by Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) for the exchange of assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (the “GEDC”).

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

Before March 2013, the Ministry of Railway of the PRC (“MOR”) was the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it was the government authority which governed and monitored the railway business centrally within the PRC.

On 14 March 2013, pursuant to the approved plan of State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, was dissolved. The administrative functions of MOR were transferred to the Ministry of Transport and a newly established authority called the National Railway Administration; while the business functions were transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group, which was wholly controlled by MOR previously, were also transferred to the CRC (“Reform”). The Reform was completed on 1 January 2017 and CRC has become the controlling entity of the Company’s principal shareholder since that date, Guangzhou Railway Group,CRC, together with subsidiaries which were wholly controlled by MOR previously (hereinafter collectively as “CRC Group”) became related parties of the Group.

1.	GENERAL INFORMATION (continued)

The principal activities of the Group are the provision of passenger and freight transportation on railroads. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China.

The interim condensed consolidated financial information (the “Financial Information”) were authorised for issue by the board of directors of the Company on 22 August 2018.

The English names of all companies listed in the Financial Information are direct translations of their registered names in Chinese if no registered names in English are available.

The following is a list of the principal subsidiaries at 30 June 2018:

Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in PRC	51%	51%	49%
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in PRC	100%	100%	—
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	—
Shenzhen Nantie Construction Supervision Company Limited	China, limited liability company	Supervision of construction projects in PRC	67.46%	76.66%	23.34%

GUANGSHEN RAILWAY     2018 INTERIM REPORT

1.	GENERAL INFORMATION (continued)

Shenzhen Railway Property Management Company Limited	China, limited liability company	Property management in PRC	—	100%	—
Shenzhen Shenhuasheng Storage and Transportation Company Limited	China, limited liability company	Warehousing, freight transport and packing agency services	41.50%	100%	—
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in PRC	—	100%	—
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in PRC	100%	100%	—

1.	GENERAL INFORMATION (continued)

Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in PRC	100%	100%	—
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	—
Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”) (i)	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services	44.72%	44.72%	55.28%

(i)

According to the Articles of Association of Zengcheng Lihua, the remaining shareholders are all natural persons and none of these individuals holds more than 0.5% equity interest in Zengcheng Lihua. All directors of Zengcheng Lihua were appointed by the Company. After considering all shareholders of Zengcheng Lihua other than the Company are individuals with individual interest holding of less than 0.5% and such individuals do not act in concert, and also all directors of Zengcheng Lihua were appointed by the Company, the directors of the Company consider that the Company has the de facto control over the board and the substantial financial and operating decisions of Zengcheng Lihua.

As at 30 June 2018, the non-wholly owned subsidiaries are not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries is not disclosed.

This interim condensed consolidated financial information was approved for issue on 22 August 2018.

This interim condensed consolidated financial information has not been audited.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

2.	BASIS OF PREPARATION

This interim condensed consolidated financial information for the six months ended 30 June 2018 has been prepared in accordance with International Accounting Standard (“IAS”) 34, ‘Interim financial reporting’. The interim condensed consolidated financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”), the disclosure requirements of The Stock Exchange of Hong Kong Limited and any public announcements made by the Company during the interim reporting period. The interim condensed consolidated financial information have been prepared under the historical cost convention except for financial assets at fair value through other comprehensive income (“FVOCI”).

3.	ACCOUNTING POLICIES

The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2017, as described in those annual financial statements except for the adoption of new and amended standards as set out below.

3.1	New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies and make retrospective adjustments as a result of adopting the following standards:

•	IFRS 9 Financial Instruments, and

•	IFRS 15 Revenue from Contracts with Customers.

Amendments to IFRSs effective for the financial year ending 31 December 2018 do not have a material impact on the Group’s Interim Financial Information except IFRS 9 “Financial Instruments”, details of which are set out in Note 3.3 below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

3.	ACCOUNTING POLICIES (continued)

3.2	New and amended standards that have been issued and are not effective for the financial year ending 31 December 2018 and have not been early adopted

Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined
IFRS 16	Leases	1 January 2019
IFRIC 23	Uncertainty over income tax treatment	1 January 2019
IFRS 17	Insurance contracts	1 January 2021

The directors of the Company are in the process of making an assessment of the impact of these new and amended/revised standards and amendments to the financial statements of the Group.

3.3	Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 Financial Instruments on the Group’s financial statements and also discloses the new accounting policies that have been applied from 1 January 2018, where they are different to those applied in prior periods.

(a)	Impact on the financial statements

The Group used modified retrospective approach while adopting IFRS 9 without restating comparative information. The reclassifications and the adjustments arising from the new impairment rules are therefore not reflected in the restated balance sheet as at 31 December 2017, but are recognised in the opening balance sheet on 1 January 2018.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

3.	ACCOUNTING POLICIES (continued)

3.3	Changes in accounting policies (continued)

(a)	Impact on the financial statements (continued)

The following tables show the adjustments recognised for each individual line item. Line items that were not affected by the changes have not been included. As a result, the sub-totals and totals disclosed cannot be recalculated from the numbers provided. The adjustments are explained in more detail by standard below.

	31 Dec 2017 As originally presented	IFRS 9	1 January 2018 Restated
Balance sheet (extract)	RMB’000	RMB’000	RMB’000
Non-current assets
FVOCI	—	296,414	296,414
Available-for-sale financial assets (“AFS”)	296,414	(296,414)	—
Deferred tax assets	37,005	16,558	53,563
Long-term receivable	31,274	(3,588)	27,686

	364,693	12,970	377,663
Current assets
Trade receivables	4,142,210	(60,704)	4,081,506
Prepayments and other receivables	244,729	(1,939)	242,790

	4,386,939	(62,643)	4,324,296
Equity
Other reserves	3,109,516	(4,967)	3,104,549
Retained earnings	6,928,886	(44,706)	6,884,180

	10,038,402	(49,673)	9,988,729

3.	ACCOUNTING POLICIES (continued)

3.3	Changes in accounting policies (continued)

(b)	IFRS 9 Financial Instruments – Impact of adoption

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities (see note 3.3(a)), derecognition of financial instruments (no impact), impairment of financial assets (see note 3.3(a)) and hedge accounting (no impact).

The adoption of IFRS 9 Financial Instruments from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements. The new accounting policies are set out in note 3.3(c) below. In accordance with the transitional provisions in IFRS 9(7.2.15) and (7.2.26), comparative figures have not been restated as the Group does not have any hedge accounting. The reclassifications and the adjustments arising from the new impairment rules are therefore not reflected in the restated balance sheet as at 31 December 2017, but are recognised in the opening balance sheet on 1 January 2018.

The total impact on the Group’s retained earnings as at 1 January 2018 is as follow:

	Note	2018 RMB’000
Closing balance 31 December 2017 – IAS 39 Reclassify investments from AFS to FVOCI	(i)	6,928,886 —
Increase in provision for trade receivables, prepayments and other receivables and long-term receivable	(ii)	(66,231)
Increase in deferred tax assets relating to impairment provisions	(ii)	16,558
Decrease in statutory surplus reserve		4,967

Opening balance 1 January 2018 — IFRS 9		6,884,180

GUANGSHEN RAILWAY     2018 INTERIM REPORT

3.	ACCOUNTING POLICIES (continued)

3.3	Changes in accounting policies (continued)

(b)	IFRS 9 Financial Instruments – Impact of adoption (continued)

(i)	Classification and measurement

On 1 January 2018 (the date of initial application of IFRS 9), the Group’s management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate IFRS 9 categories.

The Group elected to present in other comprehensive income (“OCI”) the changes in the fair value of all its equity investments previously classified as available- for-sale, because these investments are held as long-term strategic investments that are not expected to be sold in the short to medium term. As a result, assets with a fair value of approximately RMB296,414,000 were reclassified from AFS to FVOCI and the accumulative fair value gains of approximately RMB181,941,000 were reclassified from the AFS reserves to the FVOCI reserves on 1 January 2018. There will be no longer any reclassification of accumulated amounts from reserves to profit or loss on the disposal of these investments. There is no impact to other income for the six months ended June 2018 as there was no disposal of FVOCI in current period.

There is no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities upon initial adoption.

3.	ACCOUNTING POLICIES (continued)

3.3	Changes in accounting policies (continued)

(b)	IFRS 9 Financial Instruments – Impact of adoption (continued)

(ii)	Impairment of financial assets

The Group has three types of financial assets that are subject to IFRS 9’s new expected credit loss model.

•	Trade receivables

•	Other receivables

•	Long-term receivable

The Group was required to revise its impairment methodology under IFRS 9 for each of these classes of assets. The impact of the change in impairment methodology on the Group’s retained earnings and equity is disclosed in the table in note 3.3(a) above.

While short-term deposits, and cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Trade receivables

The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

3.	ACCOUNTING POLICIES (continued)

3.3	Changes in accounting policies (continued)

(b)	IFRS 9 Financial Instruments – Impact of adoption (continued)

(ii)	Impairment of financial assets (continued)

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. On that basis, the loss allowance as at 1 January 2018 was determined for trade receivables.

The loss allowances for trade receivables are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past histories, existing market conditions as well as forward looking estimates at the end of each reporting period.

The loss allowance for trade receivables as at 31 December 2017 reconcile to the opening loss allowances on 1 January 2018 as follows:

At 31 December 2017 — calculated under IAS 39	6,203
Amount restated through opening retained earnings	60,704

Opening loss allowance as at 1 January 2018
— calculated under IFRS 9	66,907

The loss allowances decreased by a further RMB4,233,000 for trade receivables during the six months ended 30 June 2018 which have immaterial difference with loss allowances under the incurred loss model of IAS 39.

3.	ACCOUNTING POLICIES (continued)

3.3	Changes in accounting policies (continued)

(b)	IFRS 9 Financial Instruments – Impact of adoption (continued)

(ii)	Impairment of financial assets (continued)

Other financial assets at amortised cost

Other financial assets at amortised cost include other receivables, and long-term receivable. Applying the expected credit risk model resulted in the recognition of a loss allowance of RMB18,825,000 on 1 January 2018 (previous loss allowance was RMB13,325,000) and a further increase in the allowance by RMB577,000 during the six months ended 30 June 2018.

Trade and other receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a long period, i.e. 5 years.

(c)	IFRS 9 Financial Instruments – Accounting policies applied from 1 January 2018

(i)	Classification

From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income (“OCI”), or through profit or loss), and

•	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

3.	ACCOUNTING POLICIES (continued)

3.3	Changes in accounting policies (continued)

(c)	IFRS 9 Financial Instruments – Accounting policies applied from 1 January 2018 (continued)

(ii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies all its debt instruments as amortised cost. Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other losses, net, together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the condensed consolidated statement of comprehensive income.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

3.	ACCOUNTING POLICIES (continued)

3.3	Changes in accounting policies (continued)

(c)	IFRS 9 Financial Instruments – Accounting policies applied from 1 January 2018 (continued)

(iii)	Impairment

From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies general model permitted by IFRS 9 to measuring expected credit losses for all trade receivables.

Impairment on other receivables and long-term receivable is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since the initial recognition. If a significant increase in credit risk of a deposit or receivable has occurred since the initial recognition, then the impairment is measured as lifetime expected credit losses.

4.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2017.

There have been no changes in the risk management department since year end or in any risk management policies.

(b)	Liquidity risk

Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

4.	FINANCIAL RISK MANAGEMENT (continued)

(c)	Fair value estimation

According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As at 30 June 2018, except for FVOCI, the Group did not have any financial instruments that were measured at fair value.

The following table presents the Group’s assets that are measured at fair value at 30 June 2018:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at fair value through other comprehensive income	—	—	296,414	296,414

The following table presents the Group’s assets that are measured at fair value at 31 December 2017:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Available-for-sale investments	—	—	280,088	280,088

4.	FINANCIAL RISK MANAGEMENT ( continued)

(c)	Fair value estimation (continued)

There were no transfers between levels 1, 2 and 3 during the period.

There were no changes in valuation techniques during the period.

There were no gains/(losses) recognised for the period ended 30 June 2018.

Financial assets and liabilities of the Group measured at amortised cost include trade and other receivables, short-time deposits, cash and cash equivalents, and trade and other payables, of which the fair values approximate their carrying amounts.

5.	ESTIMATES

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this interim condensed consolidated financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2017.

6.	SEGMENT INFORMATION

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports.

Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Railway Transportation Business”). Other segments mainly include on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation provided by the subsidiaries of the Company. Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

6.	SEGMENT INFORMATION (continued)

The segment results for the six months ended 30 June 2018 and 30 June 2017 are as follows:

	For the six months ended 30 June
	The Railway Transportation Business		All other segments		Elimination		Total
	2018 RMB’000 (Unaudited)	2017 RMB’000 (Unaudited)	2018 (RMB’000 Unaudited)	2017 RMB’000 (Unaudited)	2018 RMB’000 (Unaudited)	2017 RMB’000 (Unaudited)	2018 RMB’000 (Unaudited)	2017 RMB’000 (Unaudited)
Segment revenue
– Railroad Businesses	9,122,983	7,995,314	—	—	—	—	9,122,983	7,995,314
– Other Businesses	294,189	263,770	130,647	174,436	(20,046)	(21,538)	404,790	416,668
Total revenue	9,417,172	8,259,084	130,647	174,436	(20,046)	(21,538)	9,527,773	8,411,982
Segment results	884,767	686,631	(328)	(7,577)	(11,272)	(6,081)	873,167	672,973

Finance income/(costs) –net	2,303	(4,879)	(88)	(78)	—	—	2,215	(4,957)
Share of net profits of associates	4,276	6,700	—	—	—	—	4,276	6,700
Depreciation	(782,718)	(875,777)	(3,247)	(3,764)	—	—	(785,965)	(879,541)
Amortisation of leasehold land payments	(21,154)	(16,810)	(5,666)	(5,665)	—	—	(26,820)	(22,475)
Amortisation of long-termprepaid expenses	(5,269)	(1,025)	(73)	(71)	—	—	(5,342)	(1,096)
Impairment of materials and supplies	(203)	—	—	—	—	—	(203)	—
Provision of impairment of receivables	3,662	(38)	(6)	(150)	—	—	3,656	(188)
A reconciliation of segment result to profit for the period is provided as follows:
Segment results	884,767	686,631	(328)	(7,577)	(11,272)	(6,081)	873,167	672,973
Income tax expenses	(222,636)	(166,356)	1,054	(398)	—	—	(221,582)	(166,754)

Profit/(loss) for the period	662,131	520,275	726	(7,975)	(11,272)	(6,081)	651,585	506,219

6.	SEGMENT INFORMATION (continued)

The segment information about the Group’s assets and liabilities as at 30 June 2018 and 31 December 2017 are as follows:

	For the six months ended 30 June
	The Railway Transportation
	Business		All other segments		Elimination		Total
	As at	As at	As at	As at	As at	As at	As at	As at
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2018	2017	2018	2017	2018	2017	2018	2017
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Total segment assets	34,145,831	33,621,101	528,771	535,840	(170,250)	(162,703)	34,504,352	33,994,238
Total segment assets include:
Investments in associates	178,824	174,548	—	—	—	—	178,824	174,548
Additions to non-current assets (other than financial instruments, investments in associates and deferred tax assets)	720,720	2,415,143	3,773	1,083	—	—	724,493	2,416 ,226
Total segment liabilities	5,387,052	4,908,103	553,247	545,500	(128,257)	(116,446)	5,812,042	5,337 ,157

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

Revenues of approximately RMB1,740,128,000 (for the six months ended 30 June 2017: RMB1,641,967,000) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

7.	FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS

	Six months ended 30 June
	2018 RMB’000 (Unaudited)	2017 RMB’000 (Unaudited)
Opening net book amount as at 1 January	25,047,809	25,068,340
Additions	706,492	316,465
Disposal	(174,136)	(40,480)
Depreciation	(785,965)	(879,541)

Closing net book amount as at 30 June	24,794,200	24,464,784

As at 30 June 2018, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB 1,780,737,000 (31 December 2017: RMB1,858,288,000) had not been obtained by the Group, including those building with the ownership titles under a different name resulting from historical asset/business acquisition. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group.

As at 30 June 2018, fixed assets of the Group with an aggregate net book value of approximately RMB145,759,000 (31 December 2017: RMB155,125,000) had been fully depreciated but they were still in use.

8.	TRADE RECEIVABLES

	As at 30 June 2018 RMB’000 (Unaudited)	As at 31 December 2017 RMB’000 (Audited)
Trade receivables	4,249,111	4,148,413
Including: receivables from related parties	2,817,807	2,808,052
Less: Provision for doubtful accounts	(62,675)	(6,203)

	4,186,436	4,142,210

8.	TRADE RECEIVABLES (continued)

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. The aging analysis of the outstanding trade receivables is as follows:

	As at 30 June 2018 RMB’000 (Unaudited)	As at 31 December 2017 RMB’000 (Audited)
Within 1 year	1,634,832	2,799,028
Over 1 year but within 2 years	1,468,993	763,812
Over 2 years but within 3 years	721,350	522,122
Over 3 years	423,936	63,451

	4,249,111	4,148,413

9.	SHARE CAPITAL

As at 30 June 2018 and 31 December 2017, the total number of ordinary shares is 7,083,537 shares with a par value of RMB1.00 per share:

Ordinary shares, issued and fully paid
— H Shares	1,431,300
— A Shares	5,652,237
7,083,537

There has been no movement of the issued and fully paid share capital during the period.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

10.	EMPLOYEE BENEFITS OBLIGATIONS

Retirement benefits obligations	29,498	30,745
Less: current portion included in accruals and other payables	(29,498)	(30,745)
	—	—

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.

The employee benefits obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation. The discount rate was determined with reference to market yields when the liability was recognised at the inception date on high quality investments in the PRC.

The movement in the employee benefits obligations during the period is as follows:

	Six months ended 30 June
	2018 RMB’000 (Unaudited)	2017 RMB’000 (Unaudited)
As at 1 January	30,745	34,043
Payments	(1,247)	(1,767)

As at 30 June	29,498	32,276

11.	TRADE PAYABLES

The aging analysis of trade payables based on the contracted payment date was as follows:

	As at 30 June 2018 RMB’000 (Unaudited)	As at 31 December 2017 RMB’000 (Audited)
Within 1 year	1,003,632	1,075,298
Over 1 year but within 2 years	55,350	180,294
Over 2 years but within 3 years	36,645	49,359
Over 3 years	23,001	20,126

	1,118,628	1,325,077

12.	OPERATING PROFIT

There was no items of unusual nature, size or incidence that have been charged to the operating profit for the six months ended 30 June 2018.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

13.	INCOME TAX EXPENSE

An analysis of the current period taxation charges is as follows:

Current income tax	221,421	185,692
Deferred income tax	161	(18,938)
	221,582	166,754

14.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the six months ended 30 June 2018 attributable to shareholders of RMB654,085,000 (2017: RMB508,716,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2017: 7,083,537,000 shares). There were no dilutive potential ordinary shares as at period end and therefore the diluted earnings per share amount is the same as the basic earnings per share.

15.	DIVIDENDS

No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2018.

In March 2018, the Board of Directors declared a dividend of RMB0.08 per share in respect of the year ended 31 December 2017, totalling RMB566,682,960 (2017: RMB566,682,960), and it was approved by shareholders in the Annual General Meeting on 6 June 2018.

There was no interim dividend for the six months ended 30 June 2018 (2017: nil) proposed by the Board of Directors as at 22 August 2018.

16.	COMMITMENTS

(a)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with a parcel of land, on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount capped at not exceeding RMB74,000,000 per year. For the six months ended 30 June 2018, the related lease rental paid and payable was RMB27,292,000 (2017: RMB27,545,000).

(b)	Capital commitments

As at 30 June 2018, the Group had the following capital commitments which are authorised but not contracted for, and contracted but not provided for:

Authorised but not contracted for	1,584,749	518,945
Contracted but not provided for	1,292,914	1,341,055

A substantial amount of these commitments is related to the reform of railway stations or facilities relating to the existing railway lines operated by the Group. The related financing would be from self-generated operating cash flows and bank facilities.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

17.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2018, the Group had the following material transactions undertaken with related parties:

Provision of services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	726,858	755,383
Revenue collected by CRC for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	676,197	589,129
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	345,930	297,055

	1,748,985	1,641,567

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	11,328	6,311

	11,328	6,311

Services received and purchases made
Transportation related services
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (i)	582,184	459,092
Cost settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	965,931	732,567
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 16)	27,292	27,545

	1,575,407	1,219,204

17.	RELATED PARTY TRANSACTIONS (continued)

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2018, the Group had the following material transactions undertaken with related parties (continued) :

	Six months ended 30 June
	2018 RMB’000 (Unaudited)	2017 RMB’000 (Unaudited)
Other services
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	97,839	118,282
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (v)	182,379	147,106
Provision of construction services by Guangzhou Railway Group and its subsidiaries (vi)	77,773	34,348

	357,991	299,736

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to full cost principle.
(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs incurred plus a management fee ranged from 0.3% to 5% on the costs.
(vi)	Based on construction amounts determined under the national railway engineering guidelines.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

17.	RELATED PARTY TRANSACTIONS (continued)

(b)	Key management compensation

The compensation paid and payable to directors and supervisors of the Group, representing key management personnel, amounted to RMB1,433,117 for the six months ended 30 June 2018 (2017: RMB1,320,676).

(c)	As at 30 June 2018, the Group had the following material balances maintained with related parties:

	As at 30 June 2018 RMB’000 (Unaudited)	As at 31 December 2017 RMB’000 (Audited)
Trade receivables	1,707,712	1,435,421
— Guangzhou Railway Group (i)	56,117	132,830
— Subsidiaries of Guangzhou Railway Group (i)	1,651,595	1,302,591
Prepayments and other receivables	53,034	44,329
— Guangzhou Railway Group	2,220	3,277
— Subsidiaries of Guangzhou Railway Group	50,732	41,052
— Associates	82	—
Prepayments for fixed assets and construction-in-progress	7,433	4,352
— Guangzhou Railway Group	81	—
— Subsidiaries of Guangzhou Railway Group	7,352	4,352
Trade payables	574,281	681,587
— Guangzhou Railway Group (i)	58,729	61,899
— Subsidiaries of Guangzhou Railway Group (ii)	515,069	619,509
— Associates	483	179
Payables for fixed assets and construction-in-progress	212,606	342,519
— Guangzhou Railway Group	95,260	53,821
— Subsidiaries of Guangzhou Railway Group	60,620	220,377
— Associates	56,726	68,321
Accruals and other payables	433,588	439,509
— Guangzhou Railway Group	8,392	7,390
— Subsidiaries of Guangzhou Railway Group (iii)	423,283	430,041
— Associates (iv)	1,913	2,078

(i)

The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

17.	RELATED PARTY TRANSACTIONS (continued)

(c)	As at 30 June 2018, the Group had the following material balances maintained with related parties (continued):

(ii)

The trade payables due to subsidiaries of Guangzhou Railway Group mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.
(iv)	The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.

As at 30 June 2018, all the balances maintained with related parties were unsecured, non- interest bearing and were repayable on demand.

GUANGSHEN RAILWAY     2018 INTERIM REPORT

18.	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES

On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the CRC. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CRC (“Reform”). The Reform was completed since 1 January 2017 and the Company disclosed details of transactions undertaken with CRC Group for both six months ended 30 June 2018 and 2017 for reference. Unless otherwise specified, the transactions with CRC Group disclosed below have excluded transactions undertaken with Guangzhou Railway Group and its subsidiaries.

The Group works in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated therefrom are collected and settled by the CRC according to its central recording and settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the CRC and settled by the CRC based on its systems. Since March 2013, the collecting, processing and distribution functions of revenues which were executed by MOR previously have been transferred to CRC. As at 30 June 2018, the cooperation mode and pricing model had not been subject to any material changes.

18.	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued)

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2018, the Group had the following material transactions undertaken with the CRC Group:

Provide Services and sales of goods
Transportation related services
Provision of train transportation services to CRC Group (i)	10,293	8,580
Revenue collected by CRC for services provided to CRC Group (ii)	1,258,506	590,049
Revenue from railway operation service provided to CRC Group (iii)	1,009,270	421,848
	2,278,069	1,020,477
Other services
Provision of repairing services for cargo trucks to CRC Group (ii)	135,253	140,489
Sales of materials and supplies to CRC Group (iv)	3,889	1,786
Provision of leasing services to CRC Group (iv)	259	313

	139,401	142,588

GUANGSHEN RAILWAY     2018 INTERIM REPORT

18.	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued)

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2018, the Group had the following material transactions undertaken with the CRC Group (continued):

Receive Services and purchase of goods
Transportation related services
Provision of train transportation services by CRC Group (i)	138,792	152,823
Cost settled by CRC for services provided by CRC Group (ii)	1,078,322	696,637

	1,217,114	849,460

Other services
Provision of repair and maintenance services by CRC Group (iv)	6,559	5,269
Purchase of materials and supplies from CRC Group (v)	5,220	5,874
	11,779	11,143

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to full cost principle.

(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.

18.	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued)

(a)	Save as disclosed in other notes to the financial information, for the six months ended 30 June 2018, the Group had the following material transactions undertaken with the CRC Group (continued):

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.

(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs incurred plus a management fee ranged from 0.3% to 5% on the costs.

(b)	Revenue collected and settled through the CRC:

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
	(Unaudited)	(Unaudited)
— Passenger transportation	3,761,102	3,635,606
— Freight transportation	865,349	604,069
— Luggage and parcel	38,232	50,726

	4,664,683	4,290,401

GUANGSHEN RAILWAY     2018 INTERIM REPORT

18.	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued)

(c)	Balances due from/to CRC Group:

As at 30 June 2018 and 31 December 2017, the Group had the following material balances with CRC and its subsidiaries:

Due from CRC Group
— Trade receivables	1,110,095	1,372,631
— Prepayments and other receivables	3,828	1,207
Due to CRC Group
— Trade payables and payables for fixed assets and construction-in-progress	43,805	62,620
— Other payables	42,955	6,413

As at 30 June 2018, all the balances maintained with CRC Group were unsecured, non-interest bearing and were repayable on demand.

19.	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the Financial Information, the Group had no other significant subsequent event.

Chapter 11

Documents Available for Inspection

DOCUMENTS AVAILABLE FOR INSPECTION

(1)	Accounting statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of accounting firm;

(2)	All the original of files and announcements disclosed in China Securities Journal, Securities Times, Shanghai Securities News and Securities Daily during the reporting period;

(3)	Interim reports published on the Hong Kong securities market.

The documents are placed at the Secretariat to the Board of the Company.

Chairman of the Board: Wu Yong

Date of Approval from the Board: 22 August 2018

Amendments to Information

☐  Applicable    ☒  Not Applicable

By Order of the Board
Guangshen Raiway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC, 22 August 2018

As at the date of this announcement, the Board comprises:

Executive Directors

Wu Yong

Hu Lingling

Luo Qing

Non-executive Directors

Guo Ji’an

Yu Zhiming

Chen Xiaomei

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting